SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results
1Q22

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q22 results

São Paulo, May 6, 2022 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its **first quarter of 2022 results**. The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2021.

SBSP3: R$ 44.10/share
SBS: US$ 8.66 (ADR=1 share)
Total shares: 683,509,869
Market value: R$ 30.14 billion
Closing quote: 05/06/2022

SBSP B3 LISTED NM

SBS LISTED NYSE

R$ million

Revenue from sanitation services*
3,937.2
4,298.2
9.2%
Net operating revenue
4,677.4
4,870.4
4.1%
Costs, adm. & selling expenses and construction costs
3,591.2
3,744.4
4.3%
Adjusted EBITDA
1,636.4
1,721.3
5.2%
Adjusted EBIT
1,094.3
1,131.6
3.4%
Net income
496.8
975.6
96.4%
1Q21
1Q22

(*) Does not include construction revenue

1

Earnings Results 1Q22

Highlights

The Company recorded a net income of R$ 975.6 million in 1Q22, compared to the R$ 496.8 million reported in 1Q21, an increase of R$ 478.8 million (+96.4%).

Adjusted EBITDA totaled R$ 1,721.3 million, up by R$ 84.9 million from the R$ 1,636.4 million reported in 1Q21 (5.2%).

Revenue from sanitation services

Increase of R$ 361.0 million, impacted by: (i) tariff adjustment; and (ii) higher average tariff due to the increase in the billed volume in the Commercial and Public categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 286.0 million, mainly due to the: (i) R$ 56.6 million increase in allowances for doubtful accounts; (ii) R$ 53.1 million increase in electricity expenses; (iii) R$ 48.4 million increase in treatment supplies; (iv) R$ 47.6 million increase in depreciation and amortization; and (v) R$ 46.7 million increase in expenses with salaries, payroll charges, benefits, and pension plan obligations.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing fell by R$ 731.8 million, due to the depreciation of the U.S. dollar and the Japanese Yen against the Brazilian real in 1Q22, compared to the appreciation reported in 1Q21, as shown in the following table:

	1Q22	1Q21
Debt in foreign currency - R$ million	2,603.7	3,552.4
Foreign currency debt as a percentage of total debt - %	15	21
U.S. Dolar variation in the quarter - %	(15.1)	9.6
Yen variation in the quarter - %	(19.5)	2.2

2

Earnings Results 1Q22

1.	Financial Highlights
					R$ million
		1Q22	1Q21	Var. (R$)%
	Revenue from sanitation services	4,298.2	3,937.2	361.0	9.2
	Construction revenue	888.2	1,023.3	(135.1)	(13.2)
	COFINS and PASEP/TRCF taxes	(316.0)	(283.1)	(32.9)	11.6
(=)	Net operating income	4,870.4	4,677.4	193.0	4.1
	Costs and expenses	(2,876.9)	(2,590.9)	(286.0)	11.0
	Construction costs	(867.5)	(1,000.3)	132.8	(13.3)
	Equity result	5.6	8.1	(2.5)	(30.9)
	Other operating income (expenses), net	2.6	10.7	(8.1)	(75.7)
(=)	Earnings before financial result, income tax, and social contribution	1,134.2	1,105.0	29.2	2.6
	Financial result	340.1	(354.4)	694.5	(196.0)
(=)	Earnings before income tax and social contribution	1,474.3	750.6	723.7	96.4
	Income tax and social contribution	(498.7)	(253.8)	(244.9)	96.5
(=)	Net income	975.6	496.8	478.8	96.4
	Earnings per share (R$)*	1.43	0.73

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q22	1Q21	Var. (R$)%
	Net income	975.6	496.8	478.8	96.4
	Income tax and social contribution	498.7	253.8	244.9	96.5
	Financial result	(340.1)	354.4	(694.5)	(196.0)
	Other operating income (expenses), net	(2.6)	(10.7)	8.1	(75.7)
(=)	Adjusted EBIT*	1,131.6	1,094.3	37.3	3.4
	Depreciation and amortization	589.7	542.1	47.6	8.8
(=)	Adjusted EBITDA**	1,721.3	1,636.4	84.9	5.2
	(%) Adjusted EBITDA margin	35.3	35.0

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 4,870.4 million in 1Q22, up by 4.1% over 1Q21.

Costs and expenses, which consider construction costs, totaled R$ 3,744.4 million, up by 4.3% over 1Q21.

Adjusted EBIT, of R$ 1,131.6 million, increased by 3.4% over the R$ 1,094.3 million recorded in 1Q21.

Adjusted EBITDA, of R$ 1,721.3 million, increased by 5.2% over the R$ 1,636.4 million recorded in 1Q21 (R$ 6,457.6 million in the last 12 months).

Adjusted EBITDA margin was 35.3% in 1Q22, compared to 35.0% in 1Q21 (32.8% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 42.7% in 1Q22, compared to 44.2% in 1Q21 (41.2% in the last 12 months).

The Company recorded a net income of R$ 975.6 million in 1Q22, compared to R$ 496.8 million in 1Q21.

3

Earnings Results 1Q22

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,298.2 million in 1Q22, an increase of R$ 361.0 million (+9.2%) over the R$ 3,937.2 million recorded in 1Q21.

Among others, the main factors that led to the increase were:

•	Average tariff adjustment of 7.0% since May 2021;
•	Higher average tariff due to the increase in the billed volume in the Commercial and Public categories; and
•	Decrease of 0.4% in the total billed volume.

3.	Construction revenue

Construction revenue fell by R$ 135.1 million (-13.2%) in 1Q22, due to lower investments made.

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	1Q22	1Q21%		1Q22	1Q21%		1Q22	1Q21%
Residential	472.6	478.0	(1.1)	409.5	410.8	(0.3)	882.1	888.8	(0.8)
Commercial	41.4	41.5	(0.2)	40.3	39.2	2.8	81.7	80.7	1.2
Industrial	8.1	8.5	(4.7)	9.1	9.5	(4.2)	17.2	18.0	(4.4)
Public	9.5	8.0	18.8	8.5	7.9	7.6	18.0	15.9	13.2
Total retail	531.6	536.0	(0.8)	467.4	467.4	-	999.0	1,003.4	(0.4)
Wholesale(3)	11.9	13.1	(9.2)	5.8	4.0	45.0	17.7	17.1	3.5
Total	543.5	549.1	(1.0)	473.2	471.4	0.4	1,016.7	1,020.5	(0.4)

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
		Water			Sewage			Water + Sewage
Region	1Q22	1Q21%		1Q22	1Q21%		1Q22	1Q21%
Metropolitan	354.3	358.5	(1.2)	311.0	312.0	(0.3)	665.3	670.5	(0.8)
Regional(2)	177.3	177.5	(0.1)	156.4	155.4	0.6	333.7	332.9	0.2
Total retail	531.6	536.0	(0.8)	467.4	467.4	-	999.0	1,003.4	(0.4)
Wholesale(3)	11.9	13.1	(9.2)	5.8	4.0	45.0	17.7	17.1	3.5
Total	543.5	549.1	(1.0)	473.2	471.4	0.4	1,016.7	1,020.5	(0.4)

1.	Unaudited by external auditors
2.	Including coastal and interior regions
3.	Wholesale includes volumes of reuse water and non-domestic sewage

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 153.2 million in 1Q22 (+4.3%). Excluding construction costs, the increase was R$ 286.0 million (+11.0%).

4

Earnings Results 1Q22

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 76.9% in 1Q22, compared to 76.8% in 1Q21.

				R$ million
	1Q22	1Q21	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	668.1	621.4	46.7	7.5
General supplies	71.9	68.3	3.6	5.3
Treatment supplies	147.3	98.9	48.4	48.9
Services	512.1	503.9	8.2	1.6
Electricity	412.0	358.9	53.1	14.8
General expenses	279.1	258.9	20.2	7.8
Tax expenses	19.0	17.4	1.6	9.2
Subtotal	2,109.5	1,927.7	181.8	9.4
Depreciation and amortization	589.7	542.1	47.6	8.8
Allowance for doubtful accounts	177.7	121.1	56.6	46.7
Subtotal	767.4	663.2	104.2	15.7
Costs, administrative & selling expenses	2,876.9	2,590.9	286.0	11.0
Construction costs	867.5	1,000.3	(132.8)	(13.3)
Costs, adm & selling expenses, and construction costs	3,744.4	3,591.2	153.2	4.3
% of net revenue	76.9	76.8

Salaries and payroll charges and Pension plan obligations

Increase of R$ 46.7 million (+7.5%) in 1Q22, mainly due to the 7.8% salary adjustment in May 2021 and the application of 1% referring to the Career and Salary Plan in February 2022, partially offset by the 2.3% decline in the average number of employees; with a net effect of R$ 51.6 million.

Treatment supplies

Increase of R$ 48.4 million (+48.9%), mainly due to the higher use of algaecides, coagulants, and disinfectants in several Water Treatment Stations to maintain the quality of raw water, as well as to the increase in product prices.

Services

Service expenses totaled R$ 512.1 million, an increase of R$ 8.2 million (+1.6%) over the R$ 503.9 million recorded in 1Q21. The main increases were:

•	R$ 15.5 million with technical services, especially with IT technical support;
•	R$ 14.1 million with surveillance;
•	R$ 11.0 million with customer service channels; and
•	R$ 9.6 million with advertising.

The increases above were offset by the main decreases:

•	R$ 25.0 million with the maintenance of water and sewage connections and networks; and
•	R$ 20.9 million with paving and replacing of sidewalks.

5

Earnings Results 1Q22

Electricity

Electricity expenses totaled R$ 412.0 million in 1Q22, up by R$ 53.1 million (+14.8%) over the R$ 358.9 million recorded in 1Q21. In 1Q22, the Free Market Tariffs (ACL) accounted for 52.0% of total expenses (51.5% in 1Q21) while the Regulated Market Tariffs (ACR) accounted for 48.0% (48.5% in 1Q21).

The main factors that contributed to this variation were:

•	Average increase of 1.7% in ACL prices (includes Grid Market Tariffs - TUSD), with a 0.8% rise in consumption; and
•	Average increase of 37.9% in ACR tariffs, with a 6.9% decrease in consumption.

General expenses

Increase of R$ 20.2 million (+7.8%), totaling R$ 279.1 million in 1Q22, compared to the R$ 258.9 million recorded in 1Q21, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 14.2 million, resulting from the increase in revenue and the number of municipalities with expected transfers.

Expenses with municipal transfers totaled R$ 163.0 million in 1Q22, compared to the R$ 148.8 million reported in 1Q21.

Depreciation and amortization

The R$ 47.6 million increase (+8.8%) was due to the beginning of operations of intangible assets, totaling R$ 4.4 billion.

Allowance for doubtful accounts

Increase of R$ 56.6 million (+46.7%), due to the higher delinquency recorded in 1Q22.

6.	Financial result
				R$ million
	1Q22	1Q21	Var. (R$)%
Financial expenses, net of income	(171.9)	(158.6)	(13.3)	8.4
Monetary and exchange variations, net	512.0	(195.8)	707.8	(361.5)
Financial Result	340.1	(354.4)	694.5	(196.0)

Financial expenses, net of revenue

				R$ million
	1Q22	1Q21	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(189.6)	(104.6)	(85.0)	81.3
Interest and charges on international borrowings and financing	(8.6)	(12.5)	3.9	(31.2)
Other financial expenses	(114.3)	(101.3)	(13.0)	12.8
Total financial expenses	(312.5)	(218.4)	(94.1)	43.1
Financial revenue	140.6	59.8	80.8	135.1
Financial expenses, net of revenue	(171.9)	(158.6)	(13.3)	8.4

6

Earnings Results 1Q22

The main impacts in the “financial expenses, net of income” line resulted from:

•	Increase of R$ 85.0 million in interest and charges on domestic borrowings and financing, mainly due to: (i) higher interest on debentures, of R$ 52.0 million, mainly from the proceeds of the 28th, 29th, and 30th issuances; and (ii) rise in the average DI rate (from 2.02% in 1Q21 to 10.27% in 1Q22), which impacted interest on several domestic borrowings;
•	Increase of R$ 13.0 million in other financial expenses, mainly due to the adjusted present value of receivables and Performance Contracts; and
•	Increase of R$ 80.8 million in financial revenues, mainly on financial investments in 1Q22, as a result of the increase in the amount invested and the average DI rate.

Monetary and exchange variation, net

				R$ million
	1Q22	1Q21	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(70.7)	(52.4)	(18.3)	34.9
Exchange variations on borrowings and financing	594.2	(137.6)	731.8	(531.8)
Other monetary variations	(69.9)	(57.4)	(12.5)	21.8
Total monetary and exchange variations on liabilities	453.6	(247.4)	701.0	(283.3)
Monetary and exchange variations on assets	58.4	51.6	6.8	13.2
Monetary and exchange variations, net	512.0	(195.8)	707.8	(361.5)

The effect of net monetary and exchange variations in 1Q22 was R$ 707.8 million, lower than the amount reported in 1Q21, especially due to:

•	R$ 18.3 million increase in monetary variations on borrowings and financing, due to the rise in the Amplified Consumer Price Index (IPCA) (from 2.05% in 1Q21 to 3.20% in 1Q22), and the 29th debenture issuance;
•	R$ 731.8 million decrease in exchange variations on borrowings and financing, due to the: (i) depreciation of the U.S. dollar and Yen against the Real in 1Q22 (-15.1% and -19.5%, respectively), when compared to the appreciations recorded in 1Q21 (9.6% and 2.2%, respectively);
•	R$ 12.5 million increase in other monetary variations, due to: (i) higher monetary variation on asset leases (Leases), of R$ 6.1 million, due to the rise in the quarter in the Consumer Price Index (IPC); and (ii) higher monetary variation on lawsuits, of R$ 6.3 million; and
•	R$ 6.8 million increase in monetary and exchange variation gains, mainly due to higher adjustments on the agreement with the São Paulo State Government - GESP, of R$ 6.1 million, given the rise in the IPCA.

7.	Income tax and social contribution

The R$ 244.9 million increase in 1Q22 was mainly due to:

•	Higher net operating revenue, of R$ 193.0 million;
•	Positive exchange variation, of R$ 731.8 million, from an expense of R$ 137.6 million in 1Q21 to a revenue of R$ 594.2 million in 1Q22; and
•	Higher costs and expenses, of R$ 286.0 million.

7

Earnings Results 1Q22

8.	Indicators
a)	Operating
Operating indicators*	1Q22	1Q21%
Water connections(1)	9,872	10,133	(2.6)
Sewage connections(1)	8,451	8,566	(1.3)
Population directly served - water(2)	27.8	27.6	0.7
Population directly served - sewage(2)	24.6	24.4	0.8
Number of employees	12,435	12,742	(2.4)
Water volume produced in the quarter(3)	714.5	728.0	(1.9)

1.	Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá
2.	In million inhabitants, at the end of the periodo. Excludes wholesale
3.	In millions of m³. Excludes Aguaí, Tapiratiba e Tejupá

* Not reviewed by external auditors

b)	Economic
Economic variables at the end of the quarter(*)	1Q22	1Q21
Amplified Consumer Price Index(1)	3.20	2.05
National Consumer Price Index(1)	3.42	1.96
Consumer Price Index(1)	2.95	1.81
Interbank Deposit Certificate(2)	10.27	2.02
U.S. dollar(3)	4.7378	5.6973
Yen(3)	0.03902	0.05152

1.	Accrued in the year (%)
2.	Average annual rate
3.	Ptax sale rate on the last day

* Not reviewed by external auditors

8

Earnings Results 1Q22

9.	Loans and financing
								R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local Currency
Debentures	251,570	734,429	1,068,081	1,198,750	1,088,854	1,685,967	2,062,920	8,090,571	46
Caixa Econômica Federal	75,242	95,594	94,949	100,886	107,197	113,891	908,431	1,496,190	8
BNDES	157,401	203,143	196,472	176,313	166,507	154,061	282,262	1,336,159	8
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,437,897	2,435,316	14
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,258	909,236	5
Leases (Concession Contracts, Program Contracts and Contract Asset)(1)	40,175	42,915	45,143	40,409	30,632	33,616	153,587	386,477	2
Leases (others)(2)	52,597	44,333	11,470	6,585	2,093	198	-	117,276	1
Others	4,301	5,656	2,393	2,162	-	-	-	14,512	0
Interest and other charges	238,634	-	-	-	-	-	-	238,634	1
Total in Local Currency	929,264	1,344,759	1,639,407	1,750,754	1,683,022	2,277,810	5,399,355	15,024,371	85
Foreign Currency
IDB	24,348	48,696	48,696	53,225	9,059	9,059	135,468	328,551	2
IBRD	14,402	28,804	28,804	28,804	28,804	28,804	181,313	339,735	2
JICA	89,346	167,427	167,427	167,427	167,427	167,427	930,375	1,856,856	11
IDB 1983AB	36,445	35,958	-	-	-	-	-	72,403	0
Interest and other charges	6,174	-	-	-	-	-	-	6,174	0
Total in Foreign Currency	170,715	280,885	244,927	249,456	205,290	205,290	1,247,156	2,603,719	15
Total	1,099,979	1,625,644	1,884,334	2,000,210	1,888,312	2,483,100	6,646,511	17,628,090	100

1.	Refers to work contracts signed as assets lease
2.	Obligations related to leasing agreements, mainly vehicle leases

Covenants

The table below shows the most restrictive clauses in 1Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1.	“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of March 31, 2022, the Company had met the requirements of its borrowings and financing agreements.

9

Earnings Results 1Q22

10.	CAPEX

Investments totaled R$ 980.8 million in 1Q22, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 958.1 million, R$ 14.1 million, and R$ 8.6 million, respectively. Cash disbursed in 1Q22 referring to the Company’s investments, including from previous periods, totaled R$ 660.2 million.

The table below shows investments broken down by water, sewage, and region:

			R$ million
Investment – January – March/22	Water	Sewage	Total
Metropolitan Region	149.1	529.3	678.4
Regional Systems	138.4	164.0	302.4
Total	287.5	693.3	980.8

10

Earnings Results 1Q22

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone:(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone:(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Juliana P. S. Jardim

IR Analyst

Phone:(55 11) 3388-9267

E-mail: jpsjardim@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

11

Earnings Results 1Q22

Income Statement

Brazilian Corporate Law		R$ '000
	1Q22	1Q21
Net Operating Income	4,870,390	4,677,417
Operating Costs	(3,116,386)	(3,048,043)
Gross Profit	1,754,004	1,629,374
Operating Expenses
Selling	(196,587)	(194,793)
Estimated losses with doubtful accounts	(177,694)	(121,051)
Administrative expenses	(253,792)	(227,275)
Other operating revenue (expenses), net	2,564	10,676
Operating Income Before Shareholdings	1,128,495	1,096,931
Equity Result	5,583	8,054
Earnings Before Financial Results, net	1,134,078	1,104,985
Financial, net	(252,742)	(217,238)
Exchange gain (loss), net	592,866	(137,132)
Earnings before Income Tax and Social Contribution	1,474,202	750,615
Income Tax and Social Contribution
Current	(489,505)	(283,483)
Deferred	(9,158)	29,726
Net Income for the period	975,539	496,858
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.43	0.73
Depreciation and Amortization	(589,746)	(542,052)
Adjusted EBITDA	1,721,260	1,636,361
% over net revenue	35.3%	35.0%

12

Earnings Results 1Q22

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2022	12/31/2021
Current assets
Cash and cash equivalents	491,492	717,929
Financial investments	2,915,206	2,433,385
Trade receivables	2,890,105	2,695,077
Related parties and transactions	191,081	173,657
Inventories	117,506	113,506
Restricted cash	27,206	28,467
Currrent recoverable taxes	263,126	276,104
Other assets	104,280	64,873
Total current assets	7,000,002	6,502,998

Noncurrent assets
Trade receivables	237,257	223,234
Related parties and transactions	650,076	644,895
Escrow deposits	162,770	141,667
National Water and Sanitation Agency – ANA	20,084	20,666
Other assets	159,534	161,369

Equity investments	85,020	79,437
Investment properties	46,114	46,126
Contract assets	8,534,381	8,550,102
Intangible assets	36,910,080	36,503,834
Property, plant and equipment	289,228	291,157
Total noncurrent assets	47,094,544	46,662,487

Total assets	54,094,546	53,165,485

LIABILITIES AND EQUITY	03/31/2022	12/31/2021
Current liabilities
Trade payables	252,052	236,763
Borrowings and financing	1,777,935	1,830,617
Accrued payroll and related charges	352,718	426,616
Taxes and contributions	383,064	257,130
Dividends and interest on capital payable	548,006	548,006
Provisions	835,647	809,821
Services payable	548,425	469,027
Public-Private Partnership – PPP	172,781	142,757
Program Contract Commitments	104,980	77,652
Other liabilities	239,050	294,538
Total current liabilities	5,214,658	5,092,927

Noncurrent liabilities
Borrowings and financing	15,850,155	15,893,219
Deferred income tax and social contribution	292,897	283,739

13

Earnings Results 1Q22

Deferred Cofins and Pasep	159,591	159,456
Provisions	604,951	638,672
Pension obligations	2,315,359	2,321,662
Public-Private Partnership – PPP	2,853,190	2,917,428
Program Contract Commitments	12,302	44,995
Other liabilities	884,045	881,528
Total noncurrent liabilities	22,972,490	23,140,699

Total liabilities	28,187,148	28,233,626

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	9,885,485	9,885,485
Other comprehensive income	46,374	46,374
Retained earnings	975,539	-
Total equity	25,907,398	24,931,859

Total equity and liabilities	54,094,546	53,165,485

14

Earnings Results 1Q22

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Mar 2022	Jan-Mar 2021
Cash flow from operating activities
Profit before income tax and social contribution	1,474,202	750,615
Adjustment for Net income reconciliation:
Depreciation and amortization	589,746	542,052
Residual value of property, plant and equipment and intangible assets written-off	2,406	2,938
Allowance for doubtful accounts	177,694	121,051
Provision and inflation adjustment	78,415	55,284
Interest calculated on loans and financing payable	219,454	148,608
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(523,312)	189,970
Interest and inflation adjustment losses	7,604	10,361
Interest and inflation adjustment gains	(63,518)	(33,753)
Financial charges from customers	(81,830)	(99,148)
Margin on intangible assets arising from concession	(20,685)	(23,007)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(743)	3,095
Equity result	(5,583)	(8,054)
Interest and inflation adjustment (Public-Private Partnership)	122,150	114,662
Provision from São Paulo agreement	134,962	41,153
Pension obligations	47,173	45,365
Other adjustments	3,451	(32,956)
	2,161,586	1,828,236
Changes in assets
Trade accounts receivable	(299,418)	(103,667)
Accounts receivable from related parties	(10,415)	13,678
Inventories	(4,000)	(1,086)
Recoverable taxes	12,978	(320,069)
Escrow deposits	(13,378)	16,760
Other assets	(36,990)	(9,332)
Changes in liabilities
Trade payables and contractors	(218,600)	(142,979)
Services payable	(55,564)	122,810
Accrued payroll and related charges	(73,155)	(75,683)
Taxes and contributions payable	(64,184)	281,307
Deferred Cofins/Pasep	135	2,909
Provisions	(86,310)	(32,064)
Pension obligations	(53,476)	(48,764)
Other liabilities	4,652	747
Cash generated from operations	1,263,861	1,532,803

Interest paid	(347,631)	(195,181)
Income tax and contribution paid	(299,387)	(293,109)

Net cash generated from operating activities	616,843	1,044,513

Cash flows from investing activities

15

Earnings Results 1Q22

Acquisition of contract assets and intangible assets	(651,660)	(650,920)
Restricted cash	1,261	(349)
Financial investments	(443,715)	781,543
Purchases of tangible assets	(8,566)	(8,335)
Net cash used in investing activities	(1,102,680)	121,939

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,084,506	57,511
Repayments of loans	(661,268)	(568,349)
Public-Private Partnership – PPP	(156,364)	(143,610)
Program Contract Commitments	(7,474)	(43,923)
Net cash used in financing activities	259,400	(698,371)

Increase/(decrease) in cash and cash equivalents	(226,437)	468,081

Represented by:
Cash and cash equivalents at beginning of the year	717,929	396,401
Cash and cash equivalents at end of the year	491,492	864,482
Increase/(decrease) in cash and cash equivalents	(226,437)	468,081

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 6, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.